Exhibit 99.1

Motif Bio Reports Fiscal Year 2017 Results

New York, NY, April 10, 2018 - Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced financial results for the year ended December 31, 2017.

Dr. Graham Lumsden, Chief Executive Officer, said:  “Motif Bio made tremendous progress in 2017, accomplishing several critical milestones, including announcing positive topline results from two Phase 3 clinical trials with iclaprim in acute bacterial skin and skin structure infections and publishing and presenting important clinical and other data about iclaprim.  These activities have laid the foundation for success in 2018, when we plan to complete regulatory submissions for iclaprim in both the U.S. and Europe, continue pre-commercialisation activities to increase awareness of iclaprim in the medical community and amongst hospital formulary committees and finalise our commercialisation strategy for the U.S.  We look forward to reporting our achievements in the months ahead as we get closer to bringing iclaprim to the market.”

Corporate and Development Highlights

•                  Positive topline results announced with iclaprim in the REVIVE-2 Phase 3 study in the treatment of patients with acute bacterial skin and skin structure infections (ABSSSI).

•                  Detailed results from the REVIVE-1 Phase 3 study in ABSSSI published in the peer-reviewed medical journal, Clinical Infectious Diseases.

•                  New preclinical data with iclaprim presented at ID Week 2017.  Data from an in vivo study in methicillin-resistant Staphylococcus aureus (MRSA) lung infections showed improved survival rates with iclaprim treatment compared to vancomycin, in addition to a significantly greater reduction in bacterial colony forming units (CFUs).  In an in vitro study, data showed that iclaprim, at concentrations below those that inhibit bacterial growth, suppresses toxin production.

•                  Cystic Fibrosis Foundation award received to fund important in vitro testing that will help to advance the development of iclaprim for the treatment of lung infections in patients with cystic fibrosis. This is the first award that the Company has received from the Cystic Fibrosis Foundation.

•                  Dr. Craig T. Albanese, Chief Operating Officer of the Morgan Stanley Children’s Hospital, appointed as a non-executive director on May 5, 2017.

Full Year 2017 Financial Results Highlights

•                  Motif Bio reported a net loss of $44.8 million, or $(0.19) per share (basic and diluted), for 2017 compared to a net loss of $40.3 million, or $(0.35) per share (basic and diluted), for the same period in 2016.

•                  Research and development (R&D) costs for 2017 were $29.5 million compared to $34.8 million for 2016. R&D costs in 2017 decreased compared to the previous year mainly due to lower clinical research organization (CRO) costs as a result of the completion of the two iclaprim Phase 3 clinical trials in ABSSSI.  This was partially offset by increases in chemistry, manufacturing and controls (CMC) costs; employee benefits, including share-based compensation; and other R&D expenses.

•                  General and administrative expenses for 2017 were $8.5 million compared to $4.9 million for 2016. The increase was primarily due to the costs associated with being a public company in both the United Kingdom and the U.S.; increases in employee benefits, including non-cash share-based compensation, due to an increase in the number of employees; and increases in the costs of outside professional and advisory services.

•                  Raised $23.7 million of net proceeds through an equity fundraising placed with new and existing investors in the UK, Europe and the U.S.

•                  Debt financing of $20 million successfully completed; $15 million has been drawn down.

•                  Gross cash and cash equivalents were $22.7 million as of December 31, 2017.

•                  As of December 31, 2017, the Company had 263.5 million ordinary shares outstanding.

Post Period End Highlights

•                  Initiated a rolling submission of a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) for iclaprim in ABSSSI in March 2018; submission expected to be completed in the second quarter of 2018.

Motif Bio will file later today its U.S. Annual Report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (SEC). The Form 20-F will be available to download, either from the Investors section of the Company website www.motifbio.com or the SEC website at www.sec.gov. An electronic version of the UK Annual Report and Accounts will be made available on Motif Bio’s website in the Investors section under “AIM Investors.”

For further information please contact:

Motif Bio plc	info@motifbio.com
Dr. Graham Lumsden (Chief Executive Officer)
Laurie Doyle (Investor Relations)

Solebury Trout (US IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (US PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Notes to Editors

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of ABSSSI, one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike many standard of care antibiotics, iclaprim is only minimally cleared via the kidneys (<2% of the administered dose was recovered unchanged in the urine). No nephrotoxicity was observed with iclaprim in the REVIVE Phase 3 trials and dosage adjustment has not been required in patients with renal impairment.

Iclaprim has an underutilised mechanism of action compared to other antibiotics.  Clinical and microbiology data indicate iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. Additionally, data support that the inactive metabolites of iclaprim clear through the kidneys. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Iclaprim has been granted orphan drug designation by the U.S. FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F to be filed with the SEC on April 10, 2018, which will be available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.

Motif Bio plc

Consolidated statements of comprehensive loss

For the years ended December 31, 2017, 2016 and 2015

	Year	Year	Year
	ended	ended	ended
	December 31, 2017	December 31, 2016	December 31, 2015
	US $	US $	US $
Continuing operations
General and administrative expenses	(8,541,396)	(4,912,150)	(3,577,180)
Research and development expenses	(29,475,293)	(34,794,815)	(4,680,940)
Gains on settlement of contract disputes	—	83,320	5,027
Operating loss	(38,016,689)	(39,623,645)	(8,253,093)
Interest income	133,612	69,754	15,028
Interest expense	(275,449)	(383,259)	(268,216)
Net foreign exchange losses	(238,289)	(250,926)	(9,644)
Loss from revaluation of derivative liabilities	(6,391,551)	(135,939)	—
Loss before income taxes	(44,788,366)	(40,324,015)	(8,515,925)
Income tax	(22,000)	(287)	(774)
Net loss for the year	(44,810,366)	(40,324,302)	(8,516,699)
Total comprehensive loss for the year	(44,810,366)	(40,324,302)	(8,516,699)
Net loss per share
Basic and diluted per share	$(0.19)	$(0.35)	$(0.14)
Weighted average number of ordinary shares, basic and diluted	231,530,091	116,558,191	61,225,922

Motif Bio plc

Consolidated statements of financial position

As at December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
	US $	US $

ASSETS
Non-current assets
Intangible assets	6,195,748	6,195,748
Other non-current assets	23,075	—
Total non-current assets	6,218,823	6,195,748

Current assets
Prepaid expenses and other receivables	317,584	401,064
Cash	22,651,475	21,829,632
Total current assets	22,969,059	22,230,696

Total assets	29,187,882	28,426,444

LIABILITIES
Non-current liabilities
Term loan, net of deferred financing costs	14,057,147	—
Other non-current liabilities	22,758	—
Total non-current liabilities	14,079,905	—

Current liabilities
Trade and other payables	10,889,554	12,319,117
Payable on completion of clinical trial	500,000	500,000
Derivative liabilities	12,626,299	5,798,058
Total current liabilities	24,015,853	18,617,175

Total liabilities	38,095,758	18,617,175

Net liabilities	(8,907,876)	9,809,269

EQUITY
Share capital	3,589,201	2,728,199
Share premium	80,872,838	57,348,694
Group reorganization reserve	9,938,362	9,938,362
Accumulated deficit	(103,308,277)	(60,205,986)

Total (deficit) equity	(8,907,876)	9,809,269